3300 Bee Cave Road, #650-227

Austin, TX 78746

June 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Drory

Re:	Genprex, Inc.
Registration Statement on Form S-3
Filed on April 21, 2023
File No. 333-271386
Acceleration Request
Requested Date: June 9, 2023
Requested Time: 4:30 p.m., Eastern Time

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement (the "Registration Statement"), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), Genprex, Inc. (the "Company") hereby requests that the above-mentioned Registration Statement be declared effective by the Securities and Exchange Commission (the "Commission") at 4:30 p.m., Eastern Time, on June 9, 2023, or as soon thereafter as practicable.

Please call Alan Wovsaniker of Lowenstein Sandler LLP at 973-597-2564 to confirm the effectiveness of the Registration Statement or with any questions that you may have.

GENPREX, INC.

By:	/s/ Ryan M. Confer
Name:	Ryan M. Confer
Title:	Chief Financial Officer